SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

October 14, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd
Draft Registration Statement on Form F-1
Amendment 1 Submitted October 14, 2022
File No. 333-0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” and “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed September 6, 2022 (the “Registration Statement”). The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Draft Registration Statement on Form F-1 Submitted September 6, 2022

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and offering as a result.

Response:

The Company has revised the cover page to include the following disclosure in response to Comment 1.

“We are not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our subsidiary, Roma Risk Advisory Limited (“RRA”), incorporated in Hong Kong and Roma Advisory Pte. Ltd., incorporated in Singapore (collectively, the “Operating Subsidiaries”).”

King Yip Cheng Roma Green Finance Limited October 14, 2022

“There are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Further, the Chinese government may disallow our current corporate structure. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. No effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing plan, nor has the Company or any of the Operating Subsidiaries received any inquiry, notice, warning or sanctions regarding the planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. See “Prospectus Summary - Recent Regulatory Development in the PRC” beginning on page 14 and “Risk Factors – Risks Relating to Doing Business in Hong Kong” beginning on page 24.”

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company and provide a cross-reference to your risk factor discussing the HFCAA. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Company references its response to Comment 1 above and has included the following additional disclosure on the cover page in response to Comment 2.

“The Holding Foreign Companies Accountable Act, or HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “ PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, KCCW Accounting Corp, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess KCCW Accounting Corp’s compliance with applicable professional standards. KCCW Accounting Corp is headquartered in Los Angeles, California and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors” on page 26. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.”

King Yip Cheng Roma Green Finance Limited October 14, 2022

Additional revisions to this comment have been included in other areas of the prospectus.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response:

The Revised Registration Statement includes clarifications in the definitions section relating to the operating subsidiaries to specifically identify those which entity the Registrant is referring to. The Revised Registration Statement has been amended throughout to reflect those definitional changes.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response:

The Revised Registration Statement has been amended to include the following disclosures in response to this comment:

“The Company holds all of the equity interests in its Hong Kong and Singapore subsidiaries through a subsidiary incorporated in the British Virgin Islands, or BVI. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain formal cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong.”

King Yip Cheng Roma Green Finance Limited October 14, 2022

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or other assets in your business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On your cover page, provide a cross-reference to these other discussions.

Response:

Please see response to Comment 4 above. Further, the Company has added the risk factor below:

“The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other. They do not maintain formal cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.”

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response:

Please see response to Comment 4 above.

King Yip Cheng Roma Green Finance Limited October 14, 2022

7.	We note that you state here that “[w]e are an “Emerging Growth Company”...under applicable U.S. federal securities laws...” Please check the box on the Form F-1 cover page after the statement “Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933” or revise your disclosure accordingly.

Response:

The Registrant has checked the box on the cover page to indicate it is an “Emerging Growth Company.”

Definitions, page 7

8.	We note that you carve out Hong Kong from the definition of “PRC.” Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response:

The Registrant has revised the definition of PRC below in response to Comment 7.

“PRC” means the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, but it is note that legal and operational risks associated with operating in the People’s Republic of China may also apply to operations in Hong Kong.”

Prospectus Summary, page 8

9.	Please revise your disclosure to clarify that the section titled “Risks and Challenges” on page 10 is your summary of risk factors, to the extent accurate. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each individual risk please include cross-references to the more detailed discussion provided by the relevant risk factor.

Response:

The Registrant has a risk factor entitled “There are political risks associated with conducting business in Hong Kong” that addresses several of the concerns set forth in this Comment. The Registrant has included cross references with page numbers to each risk factor but has not detailed the entire title of each risk factor in such cross reference to ensure this section stays within the two page limitation relating to summary of risk factors set forth in Item 105 of Regulation S-K.

Business of our Operating Subsidiary, page 9

10.	We note your disclosure here of the business activities and offerings related to your advisory services. However, throughout your disclosure, including in the Use of Proceeds section you reference “green finance” as part of your sustainability and climate risk advisory business. Elsewhere you reference “sustainable finance.” Please revise your disclosure here and throughout the prospectus to consistently reference green finance and/or sustainable finance as part of the advisory service offerings of your operating subsidiaries, as applicable. Additionally, please clarify the meaning of these terms, where appropriate and expand your business section to include discussion of the business activities associated with these service offerings.

Response:

The Registrant has revised the disclosure throughout the Revised Registration Statement in response to this comment and included additional disclosure on the meanings of these terms.

King Yip Cheng Roma Green Finance Limited October 14, 2022

Holding Foreign Companies Accountable Act (the “HFCA Act”), page 11

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. We note that you include a cross reference to a risk factor heading that includes this information, but this heading does not appear in your Risk Factors section. Please also correct the cross-references.

Response:

The Registrant has revised the disclosure relating to the HFCA Act to indicated that if the PCAOB determines that it cannot inspect or investigate our auditor, an exchange may determine to delist our securities.

Implications of Being a Holding Company, page 12

12.	Please revise this cross-reference to the Risk Factors section, and any cross-references to subsections or titles of your individual risk factors, to reference an accurate subsection and specific risk factor contained in your registration statement. Currently, there is not a section of the risk factors titled “Risk Related to Doing Business in the People’s Republic of China” on page 23 or elsewhere in the Risk Factors section. We note similar references on pages 14 and 15 to risk factors which are not contained in the prospectus. Please revise your cross-references throughout the prospectus to ensure their accuracy.

Response:

The Registrant has revised the cross references in in the Revised Registration Statement in response to this comment.

13.	In your discussion of the structure of your cash flows, disclose your intentions to distribute earnings. Quantify any cash flows, dividends or transfer of other assets that a subsidiary has made, and their tax consequences. If there have been no transfers, dividends or distributions to date from the subsidiaries to the holding company, please affirmatively state this. Please also explain the management fees paid by the company to the “former fellow subsidiaries” referenced on page 48. To the extent that these represent cash flows, dividends or transfers between the holding company and the subsidiaries, please disclose such transactions.

Response:

The Registrant has revised the Revised Registration Statement as follows in response to this Comment.

“As of the date of this prospectus, the Company and the Operating Subsidiaries have not distributed any earnings, nor do they have any plan to distribute earnings in the foreseeable future. As of the date of this prospectus, none of the Operating Subsidiaries have made any dividends or distributions to the Company and the Company has not made any dividends or distributions to the Company’s shareholders or U.S. investors. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future.”

Further, the registrant has provided appropriate disclosure relating to the management fees.

King Yip Cheng Roma Green Finance Limited October 14, 2022

Regulatory Oversight in China, page 13

14.	We note your disclosure that as of the date of this prospectus you are not required to obtain permissions from any PRC authorities to operate or issue your ordinary shares to foreign investors. Please expand your disclosure to disclose whether you have received all requisite permissions and approvals from Hong Kong authorities.

Response:

The Registrant has revised the Revised Registration Statement as follows in response to this Comment.

“As of the date of this prospectus, according to our Hong Kong legal counsel, Robertsons, we: (i) are not required to obtain permissions from any PRC authorities (including those in Hong Kong) to operate or issue our Ordinary Shares to foreign investors..”

15.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. We note your reference to Robertsons as your counsel to Hong Kong law on page 39. If you relied on an opinion of counsel, name counsel in this section.

Response:

The Registrant has revised the Revised Registration Statement in response to this Comment to indicate that it relied upon opinion of Robertsons in making this determination.

16.	Please revise your disclosure here to also describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

Response:

The Registrant has revised the Revised Registration Statement as follows in response to this Comment.

“If RRA fails to receive or maintain such permissions or if the required approvals are denied, RRA may be required to cease its business operations until such permissions or approvals are obtained and may, if it continues to operate without such permissions or approvals, become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

King Yip Cheng Roma Green Finance Limited October 14, 2022

17.	We note your disclosure discussing the consequences if “RRA fails to receive or maintain such permissions or if the required approvals are denied. . . “ Please expand your discussion to discuss the possible ramifications if you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance and no longer be permitted to continue your current business operations.

Response:

See response to Comment 16 above.

Risk Factors, page 17

18.	We note your use of the defined terms “Operating Subsidiary” and “Operating Subsidiary’s” throughout your disclosure, including the Risk Factors section. As this defined term refers to both of your operating subsidiaries, RRA and Roma (S), please revise your disclosure to make clear, as appropriate, to which entity you are referring. Specifically, please revise your risk factors with attention to identifying which of your operating subsidiaries is associated with your discussion of specific risks related to your business and financial condition in light of your organizational structure and RRA’s incorporation in Hong Kong.

Response:

See response to Comment 3 above.

Risks Related to Our Business and Industry

We have a limited operating history and its future revenue and profits..., page 18

19.	Please update you risk factor to reflect your disclosure on page 59 that states that “[a]s of the date of this prospectus, Roma (S) has not yet commenced any material business operations.”

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

We may be inadequately insured against losses and liabilities..., page 20

20.	We note your parenthetical referring to “our s insurance.” Please revise to clarify the reference to “s insurance,” for example, to state the type of insurance you hold that is applicable.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

The recent joint statement by the SEC..., page 36

21.	Where you discuss the Holding Foreign Companies Accountable Act, please also discuss that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response:

The Registrant has revised the Revised Registration Statement to include the following disclosure in response to this Comment.

“On June 22, 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.”

King Yip Cheng Roma Green Finance Limited October 14, 2022

Enforceability of Civil Liabilities, page 38

22.	To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please: (i) state that this is the case and identify the relevant individuals (ii) revise to state that such individuals are located in the PRC/Hong Kong, and (iii) expand your relevant risk factor discussion on page 34 regarding enforceability of judgements and liabilities against such individuals and revise the cross-reference to accurately reflect the title of your section on “Enforceability of Civil Liabilities.”

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

Use of Proceeds, page 40

23.	You state under section (i) that you currently intend to use a portion of your use of proceeds to “develop a formal ESG academy to provide training, workshop and gaming services to enhance ESG awareness of professionals and [the] general public including students.” Please revise your disclosure here and throughout your prospectus, for example, in your Prospectus Summary—The Offering on page 16 and Business—Overview on page 65, to consistently reflect the range of planned activities and use of proceeds under your education and training as well as other service offerings.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

Key Factors Affecting the Results of Our Group’s Operations, page 46

24.	Please revise your disclosure to discuss in greater detail what services or other activities were provided as “consulting costs” as a main component contributing to your cost of revenue. We note your disclosure on page 78 regarding support provided by Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng, and the footnote to the Summary Compensation Table on page 83 regarding compensation paid to Ranger Advisory for consulting and professional fees. Additionally, please revise your disclosure, as necessary, regarding Ranger Advisory Co. Limited in relation to your section on Related Party Transactions. Refer to Item 7.B. of Form 20-F.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Accounts receivable, net, page 50

25.	We note that you attribute a new increase in accounts receivable primarily to an overall increase in sales during the year ended March 31, 2022. However, we note you have also experienced a change in the distribution of accounts receivable across ageing periods based on invoice date to reflect an increase in a greater number of accounts receivable ageing beyond 90 days, and that you wrote off a substantial amount in the year ended March 31, 2022. Please revise your disclosure here and in your risk factor on pages 17 and 20 to discuss the underlying drivers of this increase, the increase in write-offs, and related risks.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

King Yip Cheng Roma Green Finance Limited October 14, 2022

Impact of Inflation , page 58

26.	We note your disclosure regarding the impact of inflation, including changes in the consumer price index for 2021 and 2020. However, your discussion in this section appears to be limited to the affects of inflation in Singapore. Please revise your disclosure to discuss inflation as it relates to China and Hong Kong as the majority of your operations and revenue to date have been in Hong Kong. Additionally, please revise your risk factors, if applicable, to reflect any impact that inflation has had or may have on your business.

Response:

The Registrant has revised the Registration Statement as follows in response to this Comment 26.

“We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.”

History and Corporate Structure, page 59

27.	Please explain what it means that Lucky Time is an “investment holding company.”

Response:

The Registrant has revised the Revised Registration Statement as follows:

“Lucky Time does not carry on any business activities other than the holding of its shareholding interest in RRA.”

Industry Overview, page 60

28.	We note your reference to the report of Frost & Sullivan commissioned by you in April 2022. Please file a consent as an exhibit to this registration statement in connection with the use of Frost & Sullivan’s expert report. See Rule 436 of the Securities Act of 1933.

Response:

The Registrant has included the consent to the inclusion of the Frost & Sullivan’s expert report as Exhibit 99.1 to the Revised Registration Statement.

Business

Competitive Strengths, page 70

29.	We note your statement here and throughout your prospectus to your “proven track record” in relation to your ability to retain and attract clients and as a general competitive advantage. Please revise your disclosure here and throughout your prospectus to revise or provide context for this statement given your limited operating history.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

King Yip Cheng Roma Green Finance Limited October 14, 2022

Insurance, page 73

30.	Please revise your disclosure to briefly describe the meaning of “money loss” and whether you are referencing a cyber or other form of “malicious attack” with regards to your business insurance coverage.

Response:

The Registrant has amended the Revised Registration Statement accordingly in response to this Comment.

“We purchased business insurance which covers for loss or damages arising from business interruption, money loss due to theft (including hold-ups involving violent means) and malicious attack. It also covers public liability and relevant employees’ compensation.”

Regulatory Environment, page 74

31.	Please revise to include a discussion of relevant PRC regulations, or tell us why you believe such a discussion is unnecessary.

Response:

The Company does not conduct business in the PRC and as such, does not believe that a discussion of PRC regulations is material to investors in the Company’s securities.

Material Tax Considerations, page 99

32.	Please revise to include a discussion of relevant PRC tax regulations and arrangements, such as the Enterprise Income Tax Law and the Agreement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. In the alternative, please tell us why you believe such regulations do not apply to you.

Response:

The Company does not conduct business in the PRC and as such, does not believe that a discussion of PRC regulations is material to investors in the Company’s securities.

King Yip Cheng Roma Green Finance Limited October 14, 2022

General

33.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Registrant has had no written communications with potential investors and has not authorized any third party to do so on its behalf.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited
KCCW Accounting Corp